Exhibit(a)(5)(gg)

Date: Feb. 20, 2018

To: All NXP Employees

From: Rick Clemmer

Subject: QUALCOMM INTEGRATION UPDATE – Qualcomm’s revised offer

QUALCOMM INTEGRATION UPDATE

Qualcomm issued a press release earlier today announcing an amended agreement to acquire NXP for $127.50 per share in cash, as well as binding agreements with nine NXP stockholders who collectively own over 28% of NXP’s outstanding shares (excluding additional economic interests through derivatives) to tender their shares at the revised price.

To date, we have received antitrust approvals in eight of nine jurisdictions and are working constructively with Qualcomm and regulators in China to obtain the final regulatory approval.

Following final regulatory approval, the next step planned is to complete the tender offer – the process by which NXP stockholders tender their shares for purchase by Qualcomm. Once this step is complete, the transaction will officially close. Today’s announcement marks an important step toward completing this transaction.

Until then, we remain two standalone companies and the existing guidelines for engaging with Qualcomm continue to apply.

Thank you for all your continuing hard work. As always, please keep your continued full focus on meeting and exceeding your business commitments and on delighting our customers!

For more information or to ask questions, please visit our Integration Hub.

Rick Clemmer

NXP CEO

Additional Information and Where to Find It

This email is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common shares of NXP Semiconductors N.V. (“NXP”) or any other securities. Qualcomm River Holdings B.V. (“Buyer”), an indirect, wholly owned subsidiary of QUALCOMM Incorporated (“Qualcomm”), has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and NXP has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The offer to purchase common shares of NXP is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF NXP ARE URGED TO READ THESE DOCUMENTS, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

2